February 24, 2006

VIA EDGAR AND UPS
-----------------

Ms. Sara D. Kalin
Branch Chief -- Legal
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:   Residential Funding Mortgage Securities II, Inc.
      Registration Statement on Form S-3, File No.
      333-131196 Response to Comment Letter dated
      February 16, 2006
      ------------------------------------------------

Dear Ms. Kalin:

         On behalf of Residential Funding Mortgage Securities II, Inc. (the
"Depositor"), we submit this letter in response to the comments in your letter dated February 16, 2006 relating to the above-referenced registration statement.
To facilitate your review of our responses, we have enclosed changed pages from the base prospectus and prospectus supplement showing revisions made in response to your comments, cross-referenced to the corresponding comment number. Complete copies of each of these documents are also enclosed as part of the Amendment No.
1 to Registration Statement filed herewith.

REGISTRATION STATEMENT ON FORM S-3

General
-------

     1.  Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
         Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response: Except as described in a waiver request letter dated February 2, 2006 submitted to the attention of Mr. Jeff Cohan of the Office of Chief Counsel of
the Division of Corporation Finance of Commission on behalf of Residential
Accredit Loans, Inc., which is an affiliate of the Depositor, the Depositor and each issuing entity previously established, directly or indirectly, by the
Depositor or any affiliate of the Depositor has been current and timely with
Exchange Act

Securities and Exchange Commission
February 24, 2006

reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

Attached to this letter is a list of each affiliate of the Depositor, with corresponding CIK codes for each series designation, that has offered a class of asset-backed securities involving the same asset class as that described in the registration statement:

     2.  Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response: We confirm that all material terms to be included in the finalized agreements relating to each offering of securities will also be disclosed in the final related Rule 424(b) prospectus.

     3.  Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response: We have revised the forms of legality opinions to delete the assumptions regarding due authorization by appropriate corporate action, since these authorizations have already been obtained. Because the legality opinions do not contain any other qualifications that would affect the legal conclusions in the legality opinion, we do not believe an additional opinion is required in connection with each takedown. Similarly, the form of tax opinion does not include such qualifications.

     4.  We note that on page 46 of the base prospectus you list several specific types of credit enhancement that may be used, as well as
         "another form as may be described in the accompanying prospectus supplement." Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please revise to remove the phrase noted above and confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response: We have deleted the phrase as requested in the base prospectus, and hereby confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Securities and Exchange Commission
February 24, 2006

PROSPECTUS #1
-------------

Cover
-----

     5.  You have identified the issuing entity, servicer and sponsor at the top of the prospectus supplement cover page. Please revise the top of the cover page to clearly identify the depositor. Please refer to Item
         1102(a) of Regulation AB.

Response: Reference to the Depositor has been inserted as requested.

     6.  Please disclose the aggregate principal amount of the offered securities. Refer to Item 1102(e) of Regulation AB.

Response: A bracketed placeholder referring to the aggregate principal amount has been inserted as requested.

     7. Please revise the cover page to disclose the yield maintenance agreement.

Response: A bracketed placeholder referring to the yield maintenance agreement has been inserted as requested.

Summary, page S-3
-----------------

     8.  Please include a bracketed placeholder for other possible credit enhancement and derivative disclosure. We note the credit enhancement and derivatives you contemplate using as described in the base prospectus.

Response: A bracketed placeholder for other possible credit enhancement and derivative disclosure has been inserted as requested.

     9.  Please include a brief description of how losses not covered by enhancements or supports will be allocated to the securities if the insurance policy will not cover all losses on the certificates.

Response: A summary explaining the allocation of losses not covered by enhancements or supports has been inserted.

The Credit Enhancer, page S-58
------------------------------

     10. We note your disclosure indicating that none of the depositor, underwriter or any of their affiliates has undertaken to verify the accuracy or completeness of the information in this section. Please note that a disclaimer of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate. Please revise the disclaimer here, and delete any other disclaimers throughout the filing.

Securities and Exchange Commission
February 24, 2006

Response:  The revision has been made as requested.

BASE PROSPECTUS
---------------

Description of Credit Enhancement, page 46
------------------------------------------

     11. We note the fifth bullet on page 46 and the last sentence of third paragraph in the section entitled "Swaps and Yield Supplement
         Agreements" on page 54. Please specifically identify the derivative products, contemplated in connection with this offering. Additionally, revise to clarify that derivatives will be limited to interest rate or currency swaps or tell us how the anticipated swaps would meet the definition of an asset-backed security.

Response: We have deleted the general reference to derivative products and replaced it with a specific reference to credit default swaps.

Reduction of Substitution of Credit Enhancement, page 53
--------------------------------------------------------

     12. We note that "in most cases," credit support will be subject to reduction on a non-discretionary basis in accordance with a schedule or formula described in the prospectus supplement. Please confirm that all reductions or substitutions of credit enhancement are non-discretionary in nature or explain the other types of reductions and substitutions you intend to use and why they would fit within the definition of an asset-backed security.

Response: As described on page 71, additional reductions, substitutions or terminations of credit support may be implemented upon the written assurance from each applicable rating agency that the then-current rating of the related certificates will not be adversely affected and with the consent of the related credit enhancer, if applicable.

The definition of "asset-backed security" under Form S-3 (and now Regulation AB)
contemplates that an asset-backed security includes "any rights or other assets designed to assure the servicing or timely distributions of proceeds to the security holders." The credit support provided in a specific transaction is designed to assure timely distributions of proceeds to security holders, and cannot be altered unless a third party rating agency or credit enhancer confirms that a change would not adversely affect the security holders.

Purchase Obligations, page 54
-----------------------------

     13. Please expand your disclosure to separately address each of the
         "purchase obligations" to which you refer and to provide a general explanation of the mechanics for each type of purchase obligation you list in this paragraph.

Response: The disclosure has been revised to eliminate the specific reference to each of the types of "purchase obligations." As indicated in the disclosure, the terms and conditions of each

Securities and Exchange Commission
February 24, 2006

purchase obligation, including the repurchase price, and timing and payment procedures, will be described in the accompanying prospectus supplement.

     14. We note that the purchase obligations apply to both the trust assets and the securities, and that the securities may be purchased on demand made by or on behalf of the securityholders. We further note that purchase obligations may include put options and demand features.
         Please note that we have referred this section to the Division of
         Investment Management for possible comment.

Response:  We note that you have referred these sections to the Division of
Investment Management.

         If you have any additional questions you would like to discuss, please do not hesitate to contact me at (952) 857-6463 or Paul Jorissen of Mayer,
Brown, Rowe & Maw LLP at (212) 506-2555, Terry Schiff of Mayer, Brown, Rowe &
Maw LLP at (212) 506-2539 or William Malpica of Mayer, Brown, Rowe & Maw LLP at
(212) 506-2228. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

                                                     Very truly yours,

                                                     /s/ Julianne M. Linder
                                                     Julianne M. Linder
                                                     Associate Counsel
cc:      Daniel Morris
         Katharine Crost
         Paul A. Jorissen
         Terry Schiff
         Jeffrey Cantrell
         Kim Zielinski
         William Malpica

Attachment

                                                                    Attachment A

SERIES DESIGNATIONS AND CORRESPONDING CIK CODES FOR
TRANSACTIONS BY AFFILIATES OF RESIDENTIAL FUNDING
CORPORATION

DEPOSITOR:  RESIDENTIAL ACCREDIT LOANS, INC.

SERIES DESIGNATION                                 CIK CODE
------------------                                 --------
2005-QA1                                          0001315784
2005-QS1                                          0001315846
2005-QA2                                          0001319476
2005-QS2                                          0001319018
2005-QR1                                          0001319605
2005-QA3                                          0001322456
2005 QS3                                          0001322018
2005-QS4                                          0001325146
2005 QS5                                          0001325171
2005 QA4                                          0001325433
2005 QA5                                          0001326243
2005 QS6                                          0001328404
2005 QA6                                          0001328519
2005 QA7                                          0001331677
2005 QS7                                          0001331690
2005 QS8                                          0001331579
2005 QS9                                          0001331697
2005 QA8                                          0001334341
2005 QS10                                         0001334464
2005 QS11                                         0001334580
2005 QO1                                          0001337702
2005 QA9                                          0001337445
2005 QS12                                         0001337441
2005 QA10                                         0001339717
2005 QO2                                          0001340101
2005 QS13                                         0001340191
2005 QS14                                         0001340397
2005 QS15                                         0001342509
2005 QA11                                         0001342649
2005 QO3                                          0001342911
2005 QS16                                         0001345616
2005QA12                                          0001345513
2005 QO4                                          0001345474
2005-QO5                                          0001346471
2005-QS17                                         0001346469
2005-QA13                                         0001346470

                                      A-1

DEPOSITOR:  RESIDENTIAL ASSET SECURITIES CORPORATION

SERIES DESIGNATION                                 CIK CODE
------------------                                 --------
2005-KS1                                          0001315552
2005-KS2                                          0001318914
2005-EMX1                                         0001319927
2005 KS3                                          0001322792
2005 KS4                                          0001326030
2005 KS5                                          0001328524
2005 EMX2                                         0001331675
2005 KS6                                          0001331581
2005 KS7                                          0001334267
2005 KS8                                          0001337518
2005 KS9                                          0001340009
2005 EMX3                                         0001339716
2005-AHL1                                         0001339852
2005 KS10                                         0001342866
2005 AHL2                                         0001342390
2005 AHL3                                         0001344901
2005 KS11                                         0001345481
2005 EMX4                                         0001344403
2005 EMX5                                         0001346402
2005-KS12                                         0001346523

                                       A-2

DEPOSITOR:  RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC.

SERIES DESIGNATION                                 CIK CODE
------------------                                 --------
2005-RS1                                          0001315832
2005-RS2                                          0001318810
2005 RS3                                          0001322319
2005 SL1                                          0001322000
2005 RZ1                                          0001322368
2005 RS4                                          0001326284
2005 EFC1                                         0001328723
2005 RS5                                          0001328523
2005 SP1                                          0001328932
2005 RS6                                          0001332068
2005 SL2                                          0001331807
2005 EFC2                                         0001334507
2005 RZ2                                          0001335518
2005 RS7                                          0001335088
2005 EFC3                                         0001337237
2005 RZ3                                          0001339853
2005 EFC4                                         0001339775
2005 RS8                                          0001340111
2005 EFC5                                         0001342095
2005-SP2                                          0001341052
2005 EFC6                                         0001344972
2005 RS9                                          0001345640
2005-EFC7                                         0001346458
2005-SP3                                          0001346651
2005-NC1                                          0001346459
2005 RZ4                                          0001346255

                                      A-3

DEPOSITOR:  RESIDENTIAL FUNDING MORTGAGE SECURITIES I, INC.

SERIES DESIGNATION                                 CIK CODE
------------------                                 --------
2005-S1                                           0001319054
2005-SA1                                          0001319039
2005 S2                                           0001321431
2005 S3                                           0001321950
2005-SA2                                          0001328474
2005 S4                                           0001328438
2005 SA3                                          0001334398
2005 S5                                           0001335008
2005 SA4                                          0001337463
2005 S6                                           0001337396
2005 SA5                                          0001342515
2005 S7                                           0001345231
2005 S8                                           0001345437
2005 S9                                           0001346653

DEPOSITOR:  RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.

SERIES DESIGNATION                                 CIK CODE
------------------                                 --------
2005-HI1                                          0001314864
2005 HI2                                          0001331669
2005 HS1                                          0001339383
2005-HI3                                          0001342398
2005 HS2                                          0001345520
2005 HSA1                                         0001347164

                                      A-4